

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2022

Keith Jones
Interim Chief Financial Officer
Rambus Inc.
4453 North First Street, Suite 100
San Jose, California 95134

> **Re: Rambus Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed February 28, 2022**
> **File No. 000-22339**

Dear Mr. Jones:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing